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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

American Healthways, Inc

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

02649V 10

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 02649V 10

1.	Name of Reporting Person: Thomas G. Cigarran		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,238,665

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,238,665

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,238,665

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.8%

12.	Type of Reporting Person: IN

2

CUSIP NO. 02649V 10	13G/A

Item 1(a)	Name of Issuer:	American Healthways, Inc.
(“AMHC”)

Item 1(b)	Address of Issuer’s	3841 Green Hills Village Drive
	Principal Executive	Nashville, Tennessee 37215
Offices:

Item 2(a)	Name of Person Filing:	Thomas G. Cigarran

Item 2(b)	Address of Principal	3841 Green Hills Village Drive
	Business Office:	Nashville, Tennessee 37215

Item 2(c)	Citizenship:	United States citizen

Item 2(d)	Title of Class	Common stock, $.001 par value
	of Securities:	(“Common Stock”)

Item 2(e)	CUSIP Number:	02649V 10

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of AMHC
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose

Thomas G. Cigarran	1,238,665 (2)	3.8%	1,238,665	—	1,238,665	—

(1)	Based on 31,952,279 shares of Common Stock outstanding as of December 31, 2003, plus 536,250 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 2003.

(2)	Includes 536,250 shares which the reporting person had the right to acquire within 60 days of December 31, 2003 upon exercise of options.

CUSIP NO. 02649V 10	13G/A

Item 5. Ownership of Five Percent or Less of a Class.

     [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company or Control Person.

     Inapplicable.

Item 8. Identification and Classification of Members of the Group.

     Inapplicable.

Item 9. Notice of Dissolution of Group.

     Inapplicable.

Item 10. Certification.

     Inapplicable.

CUSIP NO. 02649V 10	13G/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004 Date

/s/ Thomas G. Cigarran Signature

Thomas G. Cigarran, Chairman American Healthways, Inc. Name/Title